Exhibit 99.3

MANAGEMENT INFORMATION CIRCULAR

for the

ANNUAL MEETING OF SHAREHOLDERS

of

MOUNTAIN PROVINCE DIAMONDS INC.

to be held on

THURSDAY, SEPTEMBER 11, 2008

MOUNTAIN PROVINCE DIAMONDS INC.

401 Bay Street, Suite 2700, P.O. Box 152
Toronto, Ontario, Canada M5H 2Y4

MANAGEMENT INFORMATION CIRCULAR
(all information as at August 7, 2008 unless otherwise noted)

PERSONS MAKING THE SOLICITATION

This management information circular is furnished in connection with the solicitation of proxies being made by the management of Mountain Province Diamonds Inc. ("Corporation") for use at an annual meeting of the Corporation's shareholders ("Meeting") to be held on Thursday, September 11, 2008 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Corporation.

All costs of this solicitation will be borne by the Corporation.

APPOINTMENT OF PROXIES

The individuals named in the accompanying form of proxy ("Proxy") are directors or officers of the Corporation.

A SHAREHOLDER WISHING TO APPOINT A PERSON OR CORPORATION (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER'S BEHALF AT THE MEETING OTHER THAN THE PERSON OR CORPORATION DESIGNATED IN THE FORM OF PROXY HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE THREE PRINTED NAMES, OR BY COMPLETING ANOTHER PROXY.  A proxy will not be valid unless it is completed, dated and signed and delivered to Computershare Trust Corporation of Canada ("Computershare"), Toronto Office, Proxy Department, at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting. For general inquiries, shareholders may contact Computershare as follows:

By Phone:	1-800-564-6253
By Fax:	1-866-249-7775 (within North America)
By Fax:	(416) 263-9524 (outside North America)
By Email:	service@computershare.com

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxy holders are permitted to vote at the Meeting.  Most shareholders of the Corporation are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust Corporation through which they purchased the shares.  More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of the person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary ("Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the Proxy, the Proxy is not required to be signed by the Non-Registered Holder.  In this case, the Non-registered Holder should otherwise properly complete the Proxy and deliver it to Computershare Trust Corporation of Canada as provided above; or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service Corporation, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed Proxy accompanied by a page of instructions, which contains a removable label containing a bar code and other information.  In order for the Proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the Proxy, properly complete and sign the Proxy and return it to the Intermediary or its service Corporation in accordance with the instructions of the Intermediary or its service Corporation.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares, which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxy holders and insert the Non-Registered Holder's name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or proxy authorization form is to be delivered.

REVOCATION OF PROXIES

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Corporation, at 401 Bay Street, Suite 2700, P.O. Box 152, Toronto, Ontario, Canada  M5H 2Y4 at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it, or to the chair of the Meeting on the day of the Meeting or any adjournment of it.  Only registered shareholders have the right to revoke a Proxy.  Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the Proxy on their behalf.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION

If the instructions in a proxy are certain, the shares represented thereby will be voted or withheld from voting in accordance with the specifications so made on any poll by the persons named in the proxy, and, where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares represented thereby will, on a poll.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to Proxy.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person(s) appointed proxy holders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the time of the printing of this Information Circular, management of the Corporation knows of no such amendment, variation or other matter which may be presented to the Meeting.

APPROVAL OF MATTER

Unless otherwise noted, approval of matters to be placed before the Meeting is by an "ordinary resolution" which is a resolution passed by a simple majority (50%+1) of the votes cast by shareholders of the Corporation present and entitled to vote in person or by proxy.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Currently, the Corporation has issued and outstanding 59,932,381 fully paid and non-assessable common shares without par value, each share carrying the right to one (1) vote.  The common shares of the Corporation are listed on the Toronto Stock Exchange (the "TSX") under the symbol 'MPV' and on the American Stock Exchange (the “Amex”) under the symbol ‘MDM’.  The Corporation has no other classes of voting securities and does not have any classes of restricted securities.

Any shareholder of record at the close of business on August 7, 2008 who either personally attends the Meeting or who has completed and delivered a proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder's shares voted at the Meeting.

To the best of the knowledge of the directors and executive officers of the Corporation, the only person who, or corporation which, beneficially owns, or controls or directs, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation, is:

Name of Shareholder(1)	No. of Shares Held	Percentage of issued and outstanding share capital of 59,932,381 shares (as at August 7, 2008)
Bottin (International) Investments Ltd. (controlled by Dermot Desmond)	13,253,430	22.11%

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting.  The persons named below will be presented for election at the Meeting as management's nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until the next annual meeting of the Corporation or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Corporation or the provisions of the Business Corporations Act (Ontario) ("Business Corporations Act").

The following table sets out the names of the nominees for election as directors, the province or state and country in which each is ordinarily resident, the period or periods during which each has served as a director, the first and last positions held in the Corporation, their present principal occupations and the number of common shares of the Corporation or any of its subsidiaries beneficially owned or controlled or directed by each, directly or indirectly, as at the date hereof.

Name , Present Position(s) with the Corporation (1) and Place of Residence (3)	Principal Occupation At Present And During Last Five (5) Years If Different From Office Held (2) (3)	Date(s) Served as a Director Since	No. of Shares of the Corporation Beneficially Owned, or Controlled or Directed, Directly or Indirectly (3)
Jonathan Comerford (4) (5) Chairman of the Board and a director of the Corporation Ireland	Investment Manager at International Investment and Underwriting since August 1995.	September 21, 2001	Nil(7)
Patrick Evans President, Chief Executive Officer and a director of the Corporation Arizona, United States of America	President and CEO of the Corporation since November 2005. CEO and director of Norsemont Mining Inc. since June 2007.	November 16, 2005	103,400(8)
Elizabeth J. Kirkwood (6) Director of the Corporation Ontario, Canada	Business Executive.	September 21, 2001	5,000(9)
Carl Verley (5) (6) Director of the Corporation British Columbia, Canada	Self-employed Geological Consultant since 1982.	December 2, 1986	215,250
David Whittle (4) (5) Director of the Corporation British Columbia, Canada	CFO of Alexco Resource Corp. since October 2007; formerly CFO of Hillsborough Resources from August 2004 to August 2007; self-employed Chartered Accountant prior.	November 1, 1997	25,600
D.H.W. (Harry) Dobson (6) Director of the Corporation Monaco	Independent Businessman.	November 1, 1997	1,192,510(10)
Peeyush Varshney (4) Director of the Corporation British Columbia, Canada	Principal of Varshney Capital Corp.; Director and/or officer of several public companies listed on the TSX or TSX Venture.	April 13, 2007	80,122
(1)	For the purposes of disclosing positions held in the Corporation, "Corporation" includes the Corporation and any parent or subsidiary thereof.

(2)	Unless otherwise stated above, any nominees named above not elected at the last annual general meeting have held the principal occupation or employment indicated for at least five years.

(3)
The information as to province/state, country of residence, principal occupation and number of shares beneficially owned or controlled or directed by the nominees (directly or indirectly) is not within the knowledge of the management of the Corporation and has been furnished by the respective nominees.

(4)	Member of the Corporation's Audit Committee.

(5)	Member of the Corporation's Compensation Committee.

(6)	Member of the Corporation's Corporate Governance Committee.

(7)
Jonathan Comerford holds options to purchase up to a total of 150,000 common shares of the Corporation at an exercise price of $1.96 per common share expiring on October 1, 2009.  These options were granted to Mr. Comerford under the Corporation’s Stock Option Plan.

(8)
Patrick Evans holds options to purchase up to a total of 200,000 common shares of the Corporation, 100,000 at an exercise price of $2.63 per common share expiring on November 1, 2010 and 100,000 at an exercise price of $4.50 expiring on January 30, 2011.  These options were granted to Mr. Evans under the Corporation's Stock Option Plan.

(9)
Elizabeth Kirkwood holds options to purchase up to a total of 50,000 common shares of the Corporation at an exercise price of $1.96 expiring on October 1, 2009.  These options were granted to Ms. Kirkwood under the Corporation's Stock Option Plan.

(10)	172,413 of these shares are held indirectly through Middlemarch Partners Limited, an unrelated/independent investment management firm, acting as Portfolio Manager.

To the best of management's knowledge, and except as set out in the proceeding paragraphs below, no proposed director is, or has been within the last ten years before the date of this Information Circular, a director or executive officer of any Corporation that, while that person was acting in that capacity:

(a)
was the subject of a cease trade or similar order or an order that denied the relevant Corporation access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days;

(b)
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the Corporation being the subject of a cease trade or similar order or an order that denied the relevant Corporation access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(c)
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

On April 3, 2007, Patrick Evans, a director of Eurasia Gold Inc. (“Eurasia”) up until March 26, 2007, along with the remaining directors, officers and insiders of Eurasia (collectively, the “Management”) were subject to a cease trade order issued by the Ontario Securities Commission (“OSC”), which required all trading in and all acquisitions of securities of Eurasia by Management to cease for a period of 15 days.  The cease trade order was made because Eurasia failed to file its audited financial statements for the year ended December 31, 2006, management’s discussion and analysis relating to the audited annual financial statements for the year ended December 31, 2006, and annual information form for the year ended December 31, 2006 (collectively, the “Year-End Financial Documents”).  At a hearing held before the OSC on April 16, 2007, it was further ordered that all trading in and acquisitions of securities of Eurasia by any of the Management cease until Year-End Financial Documents were filed with the OSC.  The cease trade order expired on April 25, 2007 when the Year-End Financial Documents were filed in accordance with the Ontario securities legislation.  Prior to the issuance of the cease trade order, Patrick Evans had resigned as a director of Eurasia and he has not been involved with Eurasia in any capacity since March 26, 2007.

David Whittle was a director of Image Innovations Holdings Inc. (“Image”), a company incorporated in the United States.  Image and its subsidiaries filed voluntary petitions for relief under Chapter 11, Title 11 of the United States Code on July 6, 2006.  Image’s Joint Chapter 11 Liquidating Plan was confirmed by the Bankruptcy Court on August 21, 2007, and Image is currently in the process of seeking the entry of a Final Decree closing the Chapter 11 cases.

To the best of management's knowledge, no proposed director has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.
To the best of management’s knowledge, no proposed nominee director has been subject to:

a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

b)
any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed nominee director.

STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table

The following table contains information about the compensation paid to, or earned by, the Corporation's President and Chief Executive Officer, and Chief Financial Officer as the only compensated executive officers of the Corporation as at March 31, 2008 (the "Named Executive Officers") and in each of the Corporation's two (2) most recently completed financial years prior to that date.  Specific aspects of the compensation of the Named Executive Officers are dealt with in further detail in subsequent tables.

The following table is a summary of compensation paid to the Named Executive Officers for each of the Corporation's three most recently completed financial years.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position of Named Executive Officer	Financial Year Ending	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options / SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
Patrick Evans President and Chief Executive Officer (started November 1, 2005)	2008	Nil	Nil	$155,000(1)	200,000(2)	Nil	Nil	Nil
	2007	Nil	Nil	$155,000(1)	200,000(2)	Nil	Nil	Nil
	2006	Nil	Nil	$58,157(1)	200,000(2)	Nil	Nil	Nil
Jan Vandersande President and Chief Executive Officer (to October 31, 2005)	2008	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2006	Nil	Nil	$102,127(3)	Nil	Nil	Nil	Nil
Jennifer Dawson Chief Financial Officer Corporate Secretary (since May 11, 2006)	2008	Nil	Nil	$103,012(4)	Nil	Nil	Nil	Nil
	2007	Nil	Nil	$94,200(4)	Nil	Nil	Nil	Nil
	2006	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Elizabeth Kirkwood Chief Financial Officer Corporate Secretary (to May 10, 2006)	2008	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2006	Nil	Nil	$34,000(5)	Nil	Nil	Nil	Nil

(1)     $150,000 was paid to Patrick Evans pursuant to a Consulting Agreement for his services as President and CEO, as well as a director’s fee of $5,000 for the years ended March 31, 2008 and March 31, 2007.  $56,074 was paid to Mr. Evans pursuant to the same Consulting Agreement for his services as President and CEO, as well as a prorated director’s fees of $2,083 for the year ended March 31, 2006.

(2)     Options granted as follows: 100,000 options granted November 1, 2005 with 50,000 vesting upon acceptance of the Consulting Agreement and 50,000 vesting on the first anniversary of acceptance of the Consulting Agreement - all have an exercise price of $2.63, and are exercisable for a period of 5 years; and 100,000 options granted on January 30, 2006 with an exercise price of $4.50 and with 50% of the options vesting immediately, and 50% vesting January 31, 2007.  All 100,000 options granted January 30, 2006 are exercisable for a period of 5 years from grant.

(3)     These monies were paid to Dr. Vandersande pursuant to a Consulting Agreement.  They included drug, medical and dental benefits paid to Dr. Vandersande.

(4)    $103,012 was paid to Jennifer Dawson pursuant to a Consulting Agreement for her services as CFO and Corporate Secretary for the year ended March 31, 2008, and $94,200 for a year ended March 31, 2007.

(5)    Includes $18,000 paid to a Corporation which is wholly owned by Elizabeth Kirkwood in consideration for accounting and corporate services performed by her, $6,000 for consulting services provided by her to the Corporation, and $10,000 for director’s fees in her capacity as Chairman of the Board for the year ended March 31, 2006.

Long-Term Incentive Plans - Awards in Most Recently Completed Financial Year

A "Long-Term Incentive Plan" is a plan providing compensation intended to motivate performance over a period of greater than one financial year, other than a plan for options, SARs (stock appreciation rights), or compensation through shares or units that are subject to restrictions on resale.  The Corporation has no Long-Term Incentive Plan in place, and, therefore, there were no awards made under any long-term incentive plan to the Named Executive Officers during the Corporation's most recently completed financial year.

Options/SARs Granted During the Most Recently Completed Financial Year

No Options/SARS were granted in the most recently completed financial year.

Aggregated Option/SAR Exercises During The Most Recently Completed Financial Year And Financial Year-End Option/SAR Values

The following table sets out incentive stock options exercised by the Named Executive Officers during the most recently completed financial year, and the value at the financial year end of stock options held by the Named Executive Officers.  During this period, no outstanding SARs were held by the Named Executive Officers.

Name	Securities, Acquired on Exercise (#)	Aggregate Value Realized (1)	Unexercised Options at Financial Year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Financial Year-End Exercisable / Unexercisable (2)
Patrick Evans (since November 7, 2005)	Nil	$Nil	200,000/0	$287,000/$0
Jennifer Dawson (since May 11, 2006)	Nil	$Nil	0/0	$0/$0

(1)	Based on the difference between the option exercise price and the closing market price of the Corporation's shares on the date of exercise.

(2)
In-the-Money Options are those for which the market value of the underlying securities as at the most recent financial year end exceeds the option exercise price.  The closing market price of the Corporation's shares on the Toronto Stock Exchange as at March 31, 2008, (i.e., financial year end) was $5.00.

Option and SAR Re-pricing

There were no options or freestanding SARs held by the Named Executive Officers that were re-priced downward during the most recently completed financial year of the Corporation.

Defined Benefit or Actuarial Plan Disclosure

The Corporation does not have a defined benefit/actuarial plan, under which benefits are determined primarily by final compensation and years of service of the Corporation's officers and key employees.

Other Compensation Matters

The Corporation does not provide any pension plan benefits to the Named Executive Officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Corporation and its subsidiaries have no employment contracts with any Named Executive Officer.

The Corporation has a Consulting Agreement with Patrick Evans for his services as President and CEO effective November 1, 2005.  The monthly consulting fee under the Consulting Agreement is $12,500, and in the year ended March 31, 2008, the Corporation paid a total of $150,000.  Under the Consulting Agreement, Patrick Evans is entitled to receive a severance payment equal to six months of annual compensation in the event the Agreement is terminated by the Company.  In the event of termination as a result of change in control of the Corporation, Patrick Evans is entitled to receive a severance payment equal to twelve months of his annual compensation as well as incentive compensation within 30 days of the termination.  As well, in the event of termination as a result of change of control, Patrick Evans is entitled to a bonus of C$100,000 for each C$1.00 that the share price is above C$4.00 on such change of control, prorated.

The Corporation has a Consulting Agreement with Jennifer Dawson for her services as Chief Financial Officer and Corporate Secretary, effective May 11, 2006, and which renews annually effective May 1st of each year, unless terminated by either party with at least 60 days’ notice.  The Consulting Agreement is on a time-spent basis, and in the year ended March 31, 2008, the Corporation paid a total of $103,012.  Under this Consulting Agreement, Jennifer Dawson is to be paid a lump sum, plus applicable taxes, equal to the previous twelve months of invoiced and billable services by her.

Composition of the Compensation Committee

The Corporation's Compensation Committee consists of Jonathan Comerford, Carl Verley, and David Whittle, three (3) non-management directors (each of whom is also an "independent" director, as defined in the National Instrument 52-110 “Audit Committees”).  However, compensation matters may also be reviewed and approved by the Corporation's entire board of directors (the "Board").

Report on Executive Compensation

The Compensation Committee has no formal compensation policy.  However, executive officers are compensated in a manner consistent with their respective contributions to the overall benefit of the Corporation.

Executive compensation is based on a combination of factors, including a comparative review of information provided to the Compensation Committee by compensation consultants, recruitment agencies and auditors as well as historical precedent.  Since the Corporation entered into the Consulting Agreement with the CEO, Patrick Evans, in November 2005, there has been no change to the terms of the Consulting Agreement.  The Consulting Agreement calls primarily for cash-based compensation for Patrick Evans although there were options granted upon the execution of the Consulting Agreement to align the interests of management and shareholders.

As part of the Compensation Committee’s Terms of Reference, it is charged with the responsibility to review and recommend any changes to compensation for the Corporation’s senior management, and to make any recommendations for the granting of options.  The Compensation Committee has not made any such recommendations in the most recently completed financial year.

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in common shares of the Corporation, beginning on March 31, 2003, with the cumulative total return of the S&P/TSX Composite Index ("TSX Index") for the five most recently completed financial years of the Corporation.

Mountain Province Diamonds Inc.
MPV
Comparison of Five Year Total Cumulative Common Shareholders' Return

	2003	2004	2005	2006	2007	2008
MPV	$1.84	$2.40	$2.26	$4.79	$4.23	$5.00
S & P/TSX Composite Index	6,343.29	8,585.93	9,612.38	12,110.61	13,165.50	$13,350.13

Compensation of Directors

Compensation for the Named Executive Officers is disclosed above.  Compensation for directors is in the form of annual cash payments in the amounts of $5,000 per ordinary director, $7,500 for the Chairman of the audit committee and $10,000 for the Chairman of the board, which amounts were paid during the financial year ended March 31, 2008.  In the year ended March 31, 2008, three directors were compensated as directors for their work in the Company’s Gahcho Kué Project strategic alternatives review (David Whittle $25,000, Jonathan Comerford $20,000 and Peeyush Varshney $20,000).

SECURITIES AUTHORIZED FOR ISSUANCE UNDER

EQUITY COMPENSATION PLANS

The following table sets out information as of the end of the Corporation's most recently completed financial year with respect to compensation plans under which equity securities of the Corporation are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	400,000	$2.76	927,342
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	400,000	$2.76	927,342

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Information Circular, no executive officer, director, employee or former executive officer, director or employee of the Corporation or any of its subsidiaries is, or at any time since the beginning of the most recently completed financial year, has any of them been, indebted to the Corporation, or any of its subsidiaries, nor is any of these individuals, or at any time since the beginning of the most recently completed financial year, has any of them been, indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed in this Information Circular, no person who has been a director or executive officer of the Corporation at any time since the beginning of the Corporation's last financial year, no proposed nominee of the Corporation for election as a director of the Corporation, and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in this Information Circular, since the commencement of the Corporation's most recently completed financial year, no informed person of the Corporation, proposed nominee for director or any associate or affiliate of an informed person or proposed nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.  An "informed person" means: (a) a director of executive officer of the Corporation; (b) a director or executive officer of a person or Corporation that is itself an informed person or subsidiary of the Corporation; (c) any person or Corporation who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or Corporation as underwriter in the course of a distribution; and (d) the Corporation itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the reappointment of KPMG LLP, Chartered Accountants (“KPMG”), as the auditor of the Corporation to hold office until the next annual general meeting of the shareholders at remuneration to be fixed by the directors.  The auditor was first appointed on August 6, 1998.

MANAGEMENT CONTRACTS

No management functions of the Corporation or its subsidiaries are performed to any substantial degree by a person other than the directors or executive officers of the Corporation or its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate Governance relates to the activities of the Board of Directors. National Policy 58-201 - Corporate Governance Disclosure (“NI 58-201”) establishes corporate governance guidelines which apply to all public companies. Corporate governance relates to activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Corporation. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making. NI 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) requires that each reporting company disclose its corporate governance practices on an annual basis.

The Corporation’s general approach to corporate governance is summarized below.

Board of Directors

The Board is currently composed of seven directors. All the proposed nominees are current directors.

Independence

Section 1.4 of National Instrument 52-110 (“NI 52-110”) sets out the standard for director independence. Under NI 52-110, a director is independent if he has no direct or indirect material relationship with the Corporation. A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with the Corporation.

Applying the definition set out in section 1.4 of NI 52-110, six of the seven members of the Board are independent. The members who are independent are: Jonathan Comerford, Elizabeth J. Kirkwood, Carl Verley, David Whittle, D.H.W. (Harry) Dobson, and Peeyush Varshney.

Patrick Evans is not independent by virtue of the fact that he is an executive officer of the Corporation (Mr. Evans has been the President and CEO since November 2005).

In order to facilitate its exercise of independent judgment in carrying out the responsibilities of the Board, the Board ensures that a majority of independent directors sit on all Board committees.

Other Directorships

In addition to their positions on the Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalents as of the date of this Information Circular:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Patrick Evans	Norsemont Mining Inc.; First Uranium Corp.
D.H.W. (Harry) Dobson	Kirkland Lake Gold Inc.
Elizabeth Kirkwood	Everbright Capital Corporation
Peeyush Varshney	Afrasia Mineral Fields Inc.; Avigo Resources Corp.; BCY Resources Inc.; Hastings Resources Corp.; Mantle Resources Inc.; Minaean International Corp.; MVE Capital Corp.; Range Capital Corp.
Carl Verley	La Plata Gold Corporation; African Metals Corporation
David Whittle	None

Meetings of Directors

The Board meets as necessary in the absence of management to ensure the Board's functional independence from management.  The Corporation recognizes the desirability of directors being able to consult outside professional advice, as appropriate, in the discharge of their duties.

Since the beginning of the Corporation’s most recently completed financial year, the independent directors have not held a meeting at which non-independent directors were not in attendance.   The independent directors do not hold regularly scheduled meetings without non-independent directors and the Corporate Secretary (who is also a member of senior management). Open and candid discussion among independent directors is encouraged, and the independent directors are free to communicate with each other independent of the non-independent director and management as they feel is appropriate, and by the means they consider appropriate.

Chairman

The Corporation’s corporate governance structure recognizes the value of separating the offices of chair and CEO.  Patrick Evans is the Corporation's President and Chief Executive Officer and the Board is chaired by Jonathan Comerford, an independent director.

Attendance Record

The Board meets on a regularly scheduled basis and more frequently if required. During the most recently completed financial year, the Board met nine times. Patrick Evans, Elizabeth Kirkwood and David Whittle attended all nine meetings. Jonathan Comerford attended eight of nine meetings. Peeyush Varshney attended seven of eight meetings (since his appointment in April 2007). Carl Verley attended seven of nine meetings. Harry Dobson attended five of nine meetings.

Board Mandate

The Board is required to supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation.  The Board actively oversees the development, adoption and implementation of the Corporation's strategies and plans. The Board's responsibilities include:

a)	the Corporation's strategic planning process,

b)	the identification of the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage risk,

c)	the Corporation's succession planning, including appointing, training and monitoring senior management,

d)	the Corporation's major business development initiatives,

e)	the integrity of the Corporation's internal control and management information systems,

f)	the Corporation's policies for communicating with shareholders and others, and

g)	the general review of the Corporation's results of operations.

The Board considers that certain decisions are sufficiently important that management should seek prior approval of the Board.  Such decisions include:

a)	approval of the annual capital budget and any material changes to the operating budget,

b)	approval of the Corporation's business plan,

c)	acquisition of, or investments in, new business,

d)	changes in the nature of the Corporation's business,

e)	changes in senior management, and

f)	all matters as required under the Business Corporations Act (Ontario).

Position Descriptions

There are no written position descriptions for the chair of the Board and the chairs of each Board committee.  The roles and responsibilities of each Board committee are included in Terms of Reference for each Board committee.  It is understood by the Board committee chairs that they are responsible for the overall management, guidance, and functioning of their respective committee.  As well, there exists a Corporation Mandate for the Board of Directors, and the chair of the Board understands that it is his role to ensure the overall management, guidance, and functioning of the Board of Directors.

The duties and responsibilities of the President and CEO are included in the Corporation’s Consulting Agreement with Patrick Evans including the power and authority to manage, supervise and direct the Corporation’s business and affairs, and to undertake such other duties as may, from time to time, be assigned to him by the Board.  Such duties and responsibilities are indicated to be subject always to the control and direction of the Board.

Orientation and Continuing Education

Board turnover is relatively rare and, accordingly, the Corporation has not adopted a formalized process of orientation for new Board members.  Orientation of new directors is conducted on an as-needed basis.

With respect to current directors, they are kept informed as to matters impacting, or which may impact, the Corporation’s operations through reports and presentations at the Board meetings. Directors are also provided the opportunity to meet with senior management and other employees, advisors and other Directors, who can answer any questions that may arise.

Ethical Business Conduct

The Corporation has adopted a Business Conduct Policy (May 2006) posted on its website and available on SEDAR at www.sedar.com.  Shareholders may request copies of the Corporation's Business Conduct Policy by contacting the Corporation at 401 Bay Street, Suite 2700, P.O. Box 152, Toronto, Ontario, Canada M5H 2Y4, by mail, or by telephone at 416-361-3562.

Annually, officers and key consultants provide their recognition of the current policy and understanding of its importance.  The Business Conduct Policy provides guidance to the directors and officers individually, and to the Board as a whole, to ensure the exercise of independent judgment in considering transactions and agreements where a director or officer might have a material interest.  Having an independent director, Jonathan Comerford, as the chair of the Board also helps to ensure independent judgment and to encourage and promote a culture of ethical business conduct.

The Board considers that the fiduciary duties placed on individual directors by the Corporation’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest are sufficient to ensure that the Board operates independently of management and in the best interests of the Corporation.

Nomination of Directors

Board turnover is relatively rare and accordingly the Board does not have a nominating committee or a formal procedure with respect to the nomination of directors. The Board as a whole assesses the performance and qualification of directors and assesses and recommends potential nominees to the Board. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members.

Board Committees

Committees of the Board are in integral part of the Corporation’s governance structure. There are three standing committees: the Audit Committee, the Compensation Committee, and the Corporate Governance Committee - established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings. The Committees facilitate effective Board decision-making by providing recommendations to the Board on matters within their respective responsibilities. The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of unrelated and independent directors are effectively represented.

Each of these committees is comprised solely of non-management directors, each of whom is also independent.  The committees, their mandates and memberships are outlined below.

Audit Committee

Audit Committee Charter

The text of the Corporation's Audit Committee Charter is attached as Appendix 1 to this Information Circular.

The Audit Committee meets with the independent auditors to review and inquire into matters affecting financial reporting matters, the system of internal accounting and financial controls and procedures, and the audit procedures and audit plans.  The Audit Committee also recommends to the Board the auditors to be appointed.  In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities.  During the most recently completed financial year, the Audit Committee met four times.

Composition of the Audit Committee

As of the date hereof, the Audit Committee is composed of David Whittle (Chair), Jonathan Comerford, and Peeyush Varshney, all of whom are independent directors. All of the members of the Audit Committee are financially literate within the meaning of Section 1.6 of NI 52-110.

Relevant Education and Experience

David Whittle, Chair of the Audit Committee, is a Canadian-qualified Chartered Accountant in good standing with fifteen years’ experience as a director and senior executive and financial officer of various public companies listed in both Canada and the United States.  Jonathan Comerford has a Masters in Business from the Michael Smurfit Business School and a Bachelor of Economics from University College, Dublin, and serves as Investment Manager at International Investment and Underwriting. Peeyush Varshney has a Bachelor of Commerce university degree and extensive executive experience with several public companies.

Pre-Approval Policies and Procedures

The Audit Committee pre-approves all audit services to be provided to the Corporation by its independent auditors.  The Audit Committee's policy regarding the pre-approval of non-audit services to be provided to the Corporation by its independent auditors is that all such services shall be pre-approved by the Audit Committee.  Non-audit services that are prohibited to be provided to the Corporation by its independent auditors may not be pre-approved.  In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors.  Since the enactment of the Sarbanes-Oxley Act of 2002, all non-audit services, performed by the Corporation's auditor, for the fiscal year ended March 31, 2008, have been pre-approved by the Audit Committee of the Corporation.  No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

Audit Fees

"Audit Fees" are the aggregate fees billed by KPMG for the audit of the Corporation's consolidated annual financial statements, assistance with interim financial statements, attestation services that are provided in connection with statutory and regulatory filings or engagements, services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies and stock exchanges and other documents issued in connection with securities offerings and admissions to trading, and assistance in responding to comment letters from securities regulatory bodies, and consultations with the Corporation's management as to accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by the securities regulatory authorities, accounting standard setting bodies, or other regulatory or standard-setting bodies.

Aggregate audit fees billed in fiscal 2008 by KPMG were $57,978, and the Corporation was billed $60,182 for the fiscal year 2007.  All such fees were approved by the Audit Committee.

Audit-Related Fees

"Audit-Related Fees" are fees that are or would be charged by KPMG for presentations or training on accounting or regulatory pronouncements, due diligence services related to accounting and tax matters in connection with potential acquisitions/dispositions, advice and documentation assistance with respect to internal controls over financial reporting and disclosure controls and procedures of the Corporation, and if applicable, audits of financial statements of a Corporation's employee benefit plan.

Audit Related Fees" charged by KPMG during the fiscal period ended March 31, 2008 were $nil and $55,820 for March 31, 2007.  All such services were approved by the Audit Committee.

Tax Fees

"Tax Fees" are fees for professional services rendered by KPMG for tax compliance, tax advice on actual or contemplated transactions.

Aggregate tax fees billed in fiscal 2008 by KPMG were $nil (2007 - $12,000) pertaining to tax compliance.  These services were approved by the Audit Committee.

All Other Fees

There were no other fees charged by KPMG during the fiscal periods ended March 31, 2008 and 2007.

Compensation Committee

The Compensation Committee, in consultation with the President of the Corporation, reviews and recommends to the Board for approval all matters relating to compensation of executives of the Corporation. The Compensation Committee has no formal compensation policy.  The Compensation Committee monitors the performance of senior management generally. Executive officers are compensated in a manner consistent with their respective contributions to the overall benefit of the Corporation.

However, compensation matters may also be reviewed and approved by the Corporation's entire board of directors.

Executive compensation is based on a combination of factors, including a comparative review of information provided to the Compensation Committee by compensation consultants, recruitment agencies and auditors as well as historical precedent

During the most recently completed financial year, the Compensation Committee did not meet. The Committee is composed of Jonathan Comerford, Carl Verley (Chair) and David Whittle, all of whom are independent directors.

Corporate Governance Committee

The Corporate Governance Committee is responsible for developing the approach of the Corporation to the matters of corporate governance including the mandate, size and composition of the Board and its committees, and assessing the effectiveness of the Board, its members and the committees of the Board.  During the most recently completed financial year, the Corporate Governance Committee did not meet.  The Committee is composed of Elizabeth Kirkwood (Chair), Carl Verley and David Whittle, all of whom are independent directors.

Assessments

The board of directors monitors the adequacy of information given to directors, communication between the board and management and the strategic direction and processes of the Board and Committees.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on the SEDAR website at www.sedar.com.  Financial information is provided in the Corporation's comparative financial statements and MD&A for its most recently completed financial year.  Shareholders may request copies of the Corporation's financial statements and MD&A by contacting the Corporation at 401 Bay Street, Suite 2700, P.O. Box 152, Toronto, Ontario, Canada M5H 2Y4, by mail or by telephone at 416-361-3562.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

APPROVALS AND SIGNATURE

The contents of this Information Circular and the sending of it to each shareholder entitled to receive notice of the Annual General Meeting, to each director of the Corporation, to the auditor of the Corporation, and to the appropriate governmental agencies, have been approved by the Board.

DIRECTOR'S APPROVAL

The contents and the sending of this Circular to the shareholders of the Corporation have been approved by the Board.  Unless otherwise specified, information contained in this Circular is given as of August 7, 2008.

ON BEHALF OF THE BOARD "Patrick Evans" PATRICK EVANS President and Chief Executive Officer

APPENDIX 1

Mountain Province Diamonds Inc

Charter of the

Audit Committee of the Board of Directors

May 29, 2006

Mandate

A.           Role and Objectives

The Audit Committee (the "Committee") is a committee of the Board of Directors (the "Board") of Mountain Province Diamonds Inc ("MPV") established for the purpose of overseeing the accounting and financial reporting process of MPV and external audits of the consolidated financial statements of MPV. In connection therewith, the Committee assists the Board in fulfilling its oversight responsibilities in relation to MPV's internal accounting standards and practices, financial information, accounting systems and procedures, financial reporting and statements and the nature and scope of the annual external audit. The Committee also recommends for Board approval MPV’s audited annual consolidated financial statements and other mandatory financial disclosure.

MPV’s external auditor is accountable to the Board and the Committee as representatives of shareholders of MPV. The Committee shall be directly responsible for overseeing the relationship of the external auditor.  The Committee shall have such access to the external auditor as it considers necessary or desirable in order to perform its duties and responsibilities.  The external auditor shall report directly to the Committee.

The objectives of the Committee are as follows:

1.	to be satisfied with the credibility and integrity of financial reports;

2.	to support the Board in meeting its oversight responsibilities in respect of the preparation and disclosure of financial reporting, including the consolidated financial statements of MPV;

3.	to facilitate communication between the Board and the external auditor and to receive all reports of the external auditor directly from the external auditor;

4.	to be satisfied with the external auditor's independence and objectivity; and

5.	to strengthen the role of independent directors by facilitating in-depth discussions between members of the Committee, management and MPV’s external auditor.

B.	Composition

1.
The Committee shall comprise at least three directors, none of whom shall be an officer or employee of MPV or any of its subsidiaries or any affiliate thereof. Each Committee member shall satisfy the independence, financial literacy and experience requirements of applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In particular, each member of the Committee shall have no direct or indirect material relationship with MPV or any affiliate thereof which could reasonably interfere with the exercise of the member's independent judgment. Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the full Board.

2.
Members of the Committee shall be appointed by the Board. Each member shall serve until his successor is appointed, unless he shall resign or be removed by the Board or he shall otherwise cease to be a director of MPV.

3.
The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership.  The Committee Chair shall satisfy the independence, financial literacy and experience requirements as described above.

4.	The Committee shall have access to such officers and employees of MPV and to such information respecting MPV as it considers necessary or advisable in order to perform its duties and responsibilities.

C.	Meetings

1.	At all meetings of the Committee, every question shall be decided by a majority of the votes cast. In case of an equality of votes, the matter will be referred to the Board for decision.

2.	A quorum for meetings of the Committee shall be a majority of its members.

3.
Meetings of the Committee shall be scheduled at least quarterly and at such other times during each year as it deems appropriate. Minutes of all meetings of the Committee shall be taken. The CFO shall attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Committee Chair. The Chair of the Committee shall hold in camera sessions of the Committee, without management present, at every meeting.

4.	The Committee shall report the results of meetings and reviews undertaken and any associated recommendations to the Board.

5.
The Committee shall meet periodically with MPV’s external auditor in connection with the preparation of the annual consolidated financial statements and otherwise as the Committee may determine, part or all of each such meeting to be in the absence of management.

D.	Responsibilities

As discussed above, the Committee is established to assist the Board in fulfilling its oversight responsibilities with respect to the accounting and financial reporting processes of MPV and external audits of MPV’s consolidated financial statements. In that regard, the Committee shall:

1.
satisfy itself on behalf of the Board with respect to MPV's internal control systems including identifying, monitoring and mitigating business risks as well as compliance with legal, ethical and regulatory requirements. The Committee shall also review with management, the external auditor and, if necessary, legal counsel, any litigation, claim or other contingency (including tax assessments) that could have a material effect on the financial position or operating results of MPV (on a consolidated basis), and the manner in which these matters may be, or have been, disclosed in the financial statements;

2.
review with management and the external auditor the annual consolidated financial statements of MPV, the reports of the external auditor thereon and related financial reporting, including Management's Discussion and Analysis and any earnings press releases, (collectively, "Annual Financial Disclosures") prior to their submission to the Board for approval. This process should include, but not be limited to:

(a)	reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future year's financial statements;

(b)	reviewing significant accruals, reserves or other estimates;

(c)	reviewing accounting treatment of unusual or non-recurring transactions;

(d)	reviewing the adequacy of any reclamation fund;

(e)	reviewing disclosure requirements for commitments and contingencies;

(f)	reviewing financial statements and all items raised by the external auditor, whether or not included in the financial statements; and

(g)	reviewing unresolved differences between MPV and the external auditor.

Following such review, the Committee shall recommend to the Board for approval all Annual Financial Disclosures;

3.
review with management all interim consolidated financial statements of MPV and related financial reporting, including Management's Discussion and Analysis and any earnings press releases, (collectively "Quarterly Financial Disclosures") and, if thought fit, approve all Quarterly Financial Disclosures;

4.
be satisfied that adequate procedures are in place for the review of MPV’s public disclosure of financial information extracted or derived from MPV’s financial statements, other than Annual Financial Disclosures or Quarterly Financial Disclosures, and shall periodically assess the adequacy of those procedures;

5.
review with management and recommend to the Board for approval, any financial statements of MPV which have not previously been approved by the Board and which are to be included in a prospectus of MPV;

6.	review with management and recommend to the Board for approval, MPV’s Annual Information Form;

7.	with respect to the external auditor:

(a)	receive all reports of the external auditor directly from the external auditor;

(b)	discuss with the external auditor:

(i)	critical accounting policies;

(ii)	alternative treatments of financial information within GAAP discussed with management (including the ramifications thereof and the treatment preferred by the external auditor); and

(iii)	other material, written communication between management and the external auditor;

(c)
consider and make a recommendation to the Board as to the appointment or re-appointment of the external auditor, being satisfied that such auditor is a participant in good standing pursuant to applicable securities laws;

(d)
review the terms of engagement of the external auditor, including the appropriateness and reasonableness of the auditor's fees, and make a recommendation to the Board as to the compensation of the external auditor;

(e)
when there is to be a replacement of the external auditor, review with management the reasons for such replacement and the information to be included in any required notice to securities regulators and recommend to the Board for approval the replacement of the external auditor along with the content of any such notice;

(f)	oversee the work of the external auditor in performing its audit or review services and oversee the resolution of any disagreements between management and the external auditor;

(g)
review and discuss with the external auditor all significant relationships that the external auditor and its affiliates have with MPV and its affiliates in order to determine the external auditor's independence, including, without limitation:

(i)
requesting, receiving and reviewing, on a periodic basis, written or oral information from the external auditor delineating all relationships that may reasonably be thought to bear on the independence of the external auditor with respect to MPV;

(ii)	discussing with the external auditor any disclosed relationships or services that the external auditor believes may affect the objectivity and independence of the external auditor; and

(iii)	recommending that the Board take appropriate action in response to the external auditor's information to satisfy itself of the external auditor's independence;

(h)	as may be required by applicable securities laws, rules and guidelines, either:

(i)
pre-approve all non-audit services to be provided by the external auditor to MPV (and its subsidiaries, if any), or, in the case of de minimus non-audit services, approve such non-audit services prior to the completion of the audit; or

(ii)	adopt specific policies and procedures for the engagement of the external auditor for the purposes of the provision of non-audit services;

(i)	review and approve the hiring policies of MPV regarding partners, employees and former partners and employees of the present and former external auditor of MPV;

8.	(a)	establish procedures for:

(i)	the receipt, retention and treatment of complaints received by MPV regarding accounting, internal accounting controls or auditing matters; and

(ii)	the confidential, anonymous submission by employees of MPV of concerns regarding questionable accounting or auditing matters; and

(b)
review with the external auditor its assessment of the internal controls of MPV, its written reports containing recommendations for improvement, and MPV's response and follow-up to any identified weaknesses;

9.
with respect to risk management, be satisfied that MPV has implemented appropriate systems of internal control over financial reporting (and review management's assessment thereof) to ensure compliance with any applicable legal and regulatory requirements;

10.	review annually with management and the external auditor and report to the Board on insurable risks and insurance coverage; and

11.	engage independent counsel and other advisors as it determines necessary to carry out its duties and set and pay the compensation for any such advisors.